SGOCO Group, Ltd. Announces Unaudited Preliminary Results for Fourth Quarter 2013

BEIJING, China, April 2, 2014 – SGOCO Group, Ltd. (Nasdaq: SGOC) (“SGOCO” or the “Company”), a company focused on product design, distribution and brand development in the flat-panel display market, today announced its preliminary unaudited results for the fourth quarter ended December 31, 2013. The Company will announce, through a press release, its unaudited financial results for the fourth quarter 2013 and audited financial result for full fiscal year ended December 31, 2013 after market closes on Tuesday, April 22, 2014.

Preliminary Fourth Quarter 2013 Selected Unaudited Financial Results Highlights

	4Q13	4Q12	Change		FY2013	FY2012	Change
Revenue (US$ million)	44.2	63.4	-30.3%		201.0	166.7	+20.6%
Revenue Mix
- SGOCO Brand & Licensed Brand	85.1%	64.8%	+20.3	pp*	69.2%	70.6%	-1.4	pp
- Key Accounts	14.9%	35.2%	-20.3	pp	24.6%	29.4%	-4.8	pp
- Others	-	-	-		6.2%	-	+6.2	pp
Gross profit (US$ million)	3.5	4.9	-28.2%		15.9	12.5	+27.6%
Net income (US$ million)	1.2	3.2	-62.7%		8.4	4.2	+100.4%
EPS (US$)	0.07	0.19	-63.2%		0.49	0.25	+96.0%

Note: pp represents percentage points.

Key Highlights for Full Year 2013

•	Total revenue increased 20.6% to US$201.0 million, compared to US$166.7 million in 2012 mainly due to increase in sales volume and additional revenue contribution from new products launched
•	Net income increased 100.4% to US$8.4 million, compared to US$4.2 million in 2012 as a result of the revenue increase of some businesses with higher gross profit margins and better cost efficiency gained during the year

Key Highlights for Fourth Quarter 2013

•	Total revenue decreased 30.3% to US$44.2 million, compared to US$63.4 million in the fourth quarter 2012. We have experienced a ramp-up in revenue in the fourth quarter of 2012 due to positive publicity associated with the resumption of trading of the Company's stock on NASDAQ. The year-over-year decrease was due to the significant growth in revenue in the fourth quarter of 2012 when comparing with a normal quarter in the fourth quarter 2013
•	Net income decreased 62.7% to US$1.2 million, compared to US$3.2 million in the fourth quarter 2012, the year-over-year decrease was due to the significant growth in revenue in the fourth quarter of 2012 when comparing with a normal quarter in the fourth quarter 2013

Mr. David Xu, President and Chief Executive Officer of SGOCO, commented, “We delivered revenue growth and margin expansion compared with 2012 full year results despite a slowdown in global and China TV growth in 2013. ”

Mr. Xu continued, “When reviewing 2013 performance in the context of the past year, it is clear that SGOCO is executing strongly on the right strategy. We took several steps to position SGOCO for future success in the past year. We expanded the scale of our business by adding a sales office in Shenzhen. We strengthened our R&D capability by adding top new talents in late 2013. We increased the speed of product launches, optimization and upgrades to respond to consumer market trends. And more significantly, we differentiated our display products and solution from the competitive low-end display market and gain new market share by developing products featuring designer style, high performance and affordability such as AIO and PIO.”

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Mr. Xu concluded, “Although visibility of the traditional TV and PC display demand for 2014 is low, we have confidence in our ability to respond to the market with our unmatched display solutions. We plan to have two to three new smart products releases in the first half of the year. In addition, as announced earlier about our management team structure, we are confident that we will be able to optimize our cross-channel synergies by developing more market driven products such as those that combine hardware with software, and intelligent and application specific products that can target both the consumer and commercial markets. We will continue to focus on expanding our distribution channels, bringing ours and our top-tier brand customers’ products online and carefully evaluating industry verticals with high growth opportunities to expand our product and service offerings to the commercial markets.”

Conference Call

SGOCO's senior management will host a conference call on Wednesday, April 23, 2014 at 8 a.m. (Eastern) /5 a.m. (Pacific) / 8 p.m. (Beijing/Hong Kong) to discuss quarterly and full fiscal year results and operational updates.

To access the conference call, please dial in at least 10 minutes before the call.

1-877-941-1427 (US Toll-free)

1-480-629-9664 (International)

4001-200-611 (China Toll-free)

86-400-628-0671 (China)

Conference call identification number: 4671227

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://public.viavid.com/index.php?id=108081

An archive of the call will be available within 48 hours at http://stage.investorroom.com/sgocogroup/index.php?s=123

ABOUT SGOCO GROUP, LTD.

SGOCO Group Ltd. (NASDAQ: SGOC) offers innovative display products and solutions to consumers and businesses in various industry verticals. By collaborating with its brand partners and utilizing comprehensive industry knowledge in product development, SGOCO addresses customers’ rapidly-changing display needs by delivering highly intelligent products and solutions that integrate hardware and software in SGOCO’s own brand and licensed brands. Leveraging on its highly integrated distribution channels, SGOCO primarily targets China’s rapidly-emerging tier three and four cities in China. SGOCO is also regarded as a reliable brand developer. SGOCO was established in 2005 and maintains its headquarters in Beijing, China. For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com.

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SAFE HARBOR AND INFORMATIONAL STATEMENT

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," “will,” "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus to a “light-asset” model. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trends and client mix; possibility of securing loans and other financing without fixed assets as collateral; changes in government policy in China; the fluctuations and competition in sales and sale prices of LCD and LED products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Johnson Lau

Chief Financial Officer

Tel: +86 (10) - 85870173 (China)

US: +1(646) - 5831616 (Voice mail)

Email: johnson@sgoco.com

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